Exhibit 99.1

Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and nine months ended December 31, 2019 and 2018 (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars, except per share data) (unaudited)		2019	2018	2019	2018
	Notes	$	$	$	$
Revenues		66,245	58,168	205,826	136,835
Cost of revenues	11	46,084	41,721	143,805	103,811
Gross margin		20,161	16,447	62,021	33,024

Operating expenses
Selling, general and administrative expenses	11	17,745	16,447	55,248	32,462
Business acquisitions and integration costs		1,374	3,178	3,464	5,226
Depreciation	11	878	238	2,474	656
Amortization of intangibles		2,716	2,445	7,798	5,429
Foreign exchange expense (gain)		30	57	(3)	3
		22,743	22,365	68,981	43,776
Operating loss		(2,582)	(5,918)	(6,960)	(10,752)
Financial expenses	12	608	542	1,679	1,619
Gain on sale of subsidiary	3	(681)	—	(681)	—
Loss before income taxes		(2,509)	(6,460)	(7,958)	(12,371)
Income tax expense (recovery)
Current		(78)	216	(58)	648
Deferred		(616)	(1,250)	(2,208)	(3,274)
		(694)	(1,034)	(2,266)	(2,626)
Net loss		(1,815)	(5,426)	(5,692)	(9,745)
Basic and diluted loss per share	10	(0.03)	(0.12)	(0.10)	(0.32)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018   2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31,	March 31,
(in thousands of Canadian dollars) (unaudited)		2019	2019
	Notes	$	$
Assets
Current assets
Cash		19,791	12,801
Short-term deposits		1,330	1,324
Accounts receivable and other receivables		56,646	67,146
Income taxes receivable		1,779	1,217
Unbilled revenue		9,311	7,583
Tax credits receivable		3,910	5,829
Prepaids		3,179	3,166
		95,946	99,066
Non-current assets
Restricted cash		2,200	2,165
Income taxes receivable		614	632
Tax credits receivable		5,148	2,536
Property and equipment		4,513	2,339
Right-of-use assets	4	13,832	—
Intangibles	5	56,857	47,551
Deferred tax assets		4,544	2,946
Goodwill	6	82,938	79,634
		266,592	236,869

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		44,758	48,935
Deferred revenue		9,851	5,998
Current portion of lease liabilities	4	402	—
Current portion of long-term debt	7	1,000	1,000
		56,011	55,933
Non-current liabilities
Long-term debt	7	43,951	27,305
Lease liabilities	4	14,077	—
Deferred lease inducements		—	159
Deferred tax liabilities		2,106	2,016
		116,145	85,413
Shareholders' equity
Share capital	8	192,975	186,861
Deficit		(44,805)	(39,113)
Accumulated other comprehensive income		(1,019)	1,469
Contributed surplus		3,296	2,239
		150,447	151,456
		266,592	236,869
Subsequent event	15

The accompanying notes are an integral part of these interim condensed consolidated financial statements.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended December 31 (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2019		55,665,476	186,861	(39,113)	1,469	2,239	151,456
Net loss		—	—	(5,692)	—	—	(5,692)
Cumulative translation adjustment on consolidation of foreign subsidiaries		—	—	—	(2,488)	—	(2,488)
Total comprehensive loss		—	—	(5,692)	(2,488)	—	(8,180)
Share-based compensation		—	—	—	—	722	722
Issuance of Subordinate Voting Shares from exercise of stock options	8	30,151	116	—	—	(21)	95
Share-based compensation on shares vested during the period, issued on business acquisitions		—	305	—	—	379	684
Issuance of Subordinate Voting Shares from settlement of Deferred Share Units		5,514	23	—	—	(23)	—
Acquisition of Matricis Informatique Inc.	3	473,646	1,800	—	—	—	1,800
Acquisition of Alithya Travercent LLC	3	1,274,510	3,870	—	—	—	3,870
Total contributions by, and distributions to, shareholders		1,783,821	6,114	—	—	1,057	7,171
Balance as at December 31, 2019		57,449,297	192,975	(44,805)	(1,019)	3,296	150,447

Balance as at March 31, 2018		25,951,311	54,251	(23,927)	558	1,144	32,026
Net loss		—	—	(9,745)	—	—	(9,745)
Cumulative translation adjustment on consolidation of foreign subsidiary		—	—	—	2,957	—	2,957
Total comprehensive loss		—	—	(9,745)	2,957	—	(6,788)
Share-based compensation		—	—	—	—	354	354
Issuance of Class A shares		12,191,433	52,812	—	—	—	52,812
Issuance of Class AA shares		68,615	309	—	—	—	309
Redemption of Class A shares and related share redemption premium		(95,970)	(252)	(180)	—	—	(432)
Dividends		—	—	(2,529)	—	—	(2,529)
Exchange of shares pursuant to the Edgewater transaction
Exchange of shares of Old Alithya for shares of Alithya		(38,115,389)	(107,928)	—	—	—	(107,927)
Issuance of Subordinate Voting Shares of Alithya		30,946,405	104,413	—	—	—	104,412
Issuance of Multiple Voting Shares of Alithya		7,168,984	3,515	—	—	—	3,515
Issuance of shares on business acquisition		17,458,348	78,364	—	—	572	78,936
Share based compensation on shares vested during the period, issued on business acquisitions		—	807	—	—	—	807
Total contributions by, and distributions to, shareholders		29,622,426	132,040	(2,709)	—	926	130,257
Balance as at December 31, 2018		55,573,737	186,291	(36,381)	3,515	2,070	155,495

The accompanying notes are an integral part of these interim condensed consolidated financial statements.
Aithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018          4

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2019	2018	2019	2018
	$	$	$	$
Net loss	(1,815)	(5,426)	(5,692)	(9,745)
Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries, net of tax	(1,649)	3,268	(2,488)	2,957
	(1,649)	3,268	(2,488)	2,957
Comprehensive loss	(3,464)	(2,158)	(8,180)	(6,788)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands Canadian dollars) (unaudited)		2019	2018	2019	2018
	Notes	$	$	$	$
Operating activities
Net loss		(1,815)	(5,426)	(5,692)	(9,745)
Items not affecting cash
Depreciation and amortization		3,594	2,683	10,272	6,085
Amortization of deferred lease inducements		—	(18)	—	(52)
Amortization of finance costs	12	55	103	183	133
Share-based compensation		723	634	1,406	1,582
Unrealized foreign exchange gain		118	—	107	—
Interest accretion on balances of purchase payable	12	71	58	127	174
Gain on sale of subsidiary	3	(681)	—	(681)	—
Deferred taxes		(616)	(1,250)	(2,208)	(3,274)
Changes in non-cash working capital items	13	6,632	(6,504)	8,150	(7,561)
		9,896	(4,294)	17,356	(2,913)
Net cash from (used in) operating activities		8,081	(9,720)	11,664	(12,658)

Investing activities
Additions to property and equipment, net of disposals		(1,745)	(381)	(2,857)	(700)
Additions to intangibles	5	(47)	(426)	(47)	(558)
Short-term deposits		(2)	—	(6)	—
Restricted cash		(12)	(11)	(35)	(29)
Business acquisitions and divestiture, net of cash acquired		(7,386)	24,869	(7,386)	24,869
Right-of-use		—	—	222	—
Net cash from (used in) investing activities		(9,192)	24,051	(10,109)	23,582

Financing activities
Line of credit drawn (repaid)		—	(14,386)	—	(22,162)
Increase of long-term debt, net of related transaction costs		19,808	—	40,710	2,678
Repayment of long-term debt		(12,807)	(14,876)	(33,300)	(17,832)
Exercise of stock options		—	—	96	—
Dividends		—	(23,972)	—	(23,972)
Share issuance, net of share issue costs		—	50,047	—	50,047
Share redemption		—	(432)	—	(432)
Repayment of lease liabilities		(372)	—	(1,351)	—
Net cash from (used in) financing activities		6,629	(3,619)	6,155	(11,673)

Effect of exchange rate changes		(314)	1,986	(720)	1,731
Net change in cash		5,204	12,698	6,990	982
Cash, beginning of period		14,587	2,749	12,801	14,465
Cash, end of period		19,791	15,447	19,791	15,447
Cash paid (included in cash flow used in operating activities) :
Interest paid		412	347	1,182	1,264
Income taxes paid		60	110	347	305

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Quebec). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. As of the opening of markets, on November 2, 2018, the Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company and its subsidiaries (the “Group”) are leaders in strategy and digital transformation. The Group deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex and unique business challenges of its clients, tailored to their unique business needs in the Financial Services, Energy, Manufacturing, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors.
The Company is the Group’s ultimate parent company and its head office is located at 700, De La Gauchetière Street West, Suite 2400, Montréal, Quebec, Canada, H3B 5M2.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2019, except for the adoption of IFRS 16 - Leases in the current period as detailed below.
The accounting policies have been applied consistently by all Alithya entities.
BASIS OF PREPARATION
Statement of Compliance
The Company’s interim condensed consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. They have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2019.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on February 12, 2020.
Basis of Measurement and Comparative Figures
The interim condensed consolidated financial statements have been prepared on an accrual basis and under the historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, which are measured at fair value.
Certain figures have been reclassified to conform to the current year presentation.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
NEW STANDARDS AND INTERPRETATIONS ADOPTED AS AT APRIL 1, 2019
IFRS 16 – Leases
Adoption
IFRS 16 - Leases replaces IAS 17 - Leases along with three interpretations (IFRIC 4 - Determining whether an Arrangement Contains a Lease, SIC 15 - Operating Leases - Incentives and SIC 27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease). The new standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16, if any, being recognized in equity as an adjustment to the opening balance of deficit for the current period. Prior periods have not been restated.
In applying IFRS 16 – Leases for the first time, the Group has used the following practical expedients permitted by the standard:
•applying the definition of a lease from IAS 17 and IFRIC 4, for contracts in place at the date of the initial application, and has not applied IFRS 16 to arrangements that were previously not identified as leases under IAS 17 and IFRIC 4;
•excluding initial direct costs from the measurement of the right-of-use assets at the date of initial application;
•measuring the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition;
•relying on the assessment of whether leases are onerous immediately before the date of initial application as an alternative to performing an impairment review;
•excluding from the recognition of right-of-use assets all leases previously accounted for as operating leases with a remaining lease term of less than 12 months and all leases of low-value assets but to account for the lease expense on a straight-line basis over the remaining lease term;
•using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease; and
•applying a single discount rate to a portfolio of leases with reasonably similar characteristics.
On transition to IFRS 16, the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 4.16%.
The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 as at April 1, 2019.

	Carrying amount as at March 31, 2019	Reclassification	Remeasurement	IFRS 16 carrying amount as at April 1, 2019
	$	$	$	$
Right-of-use assets	—	(159)	6,668	6,509
Deferred lease inducements	(159)	159	—	—
Lease liabilities	—	—	(6,668)	(6,668)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
The following is a reconciliation of total operating lease commitments as at March 31, 2019 to the lease liabilities recognized as at April 1, 2019.

$
Total operating lease commitments disclosed as at March 31, 2019	14,228
Recognition exemptions:
Variable payments	(6,426)
Leases with remaining lease term of less than 12 months	(119)
Operating lease liabilities before discounting	7,683
Discounted using incremental borrowing rate	(1,015)
Total lease liabilities recognized under IFRS 16 as at April 1, 2019	6,668

Policy applicable from April 1, 2019
The Group as a lessee
For any new contracts entered into on or after April 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:
•the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and
•the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.
Measurement and recognition of leases as a lessee
At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).
The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. The Group has elected not to recognize separately non-lease components of leases for office space (buildings). Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.
The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the interim condensed consolidated statements of operations on a straight-line basis over the lease term.
The Group as a lessor
The accounting policy under IFRS 16 for lessors has not changed.
As a lessor, the Group classifies its leases as either operating or finance leases.
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.
Policy applicable before April 1, 2019
The Group as a lessee
Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.
Lease payments under operating leases were charged to the interim condensed consolidated statements of operations on a straight-line basis over the lease term. Operating lease incentives, typically for premises, were recognized as a reduction in the rental expense over the lease term and recorded on the statements of financial position as deferred lease inducements.
Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.
SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY
The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The judgments, estimates and assumptions applied in the interim condensed consolidated financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual audited consolidated financial statements for the year ended March 31, 2019 except with respect to the application of IFRS 16 - Leases.
3. BUSINESS COMBINATIONS AND DIVESTITURE
Matricis Informatique Inc.
On October 1, 2019, the Company acquired 100% of the issued and outstanding shares of Matricis Informatique Inc. (the “Matricis Acquisition”), a consulting firm specializing in advanced applications and systems using techniques derived from the Internet of Things (IoT), Artificial Intelligence (AI), a combination of the aforementioned (AIoT), as well as operational intelligence in the healthcare, industrial, and financial sectors.
The Matricis Acquisition was completed for total consideration of $7,200,000, consisting of $3,600,000, in cash, payable in two equal instalments on October 1, 2019, subject to working capital adjustments and other adjustments as necessary, and October 1, 2022 and $3,600,000, in aggregate, in share consideration payable by way of 947,292 Subordinate Voting Shares, of which 473,646 were issued on October 1, 2019 and 473,646 will be issued in equal portions on October 1, 2020, 2021 and 2022. The Subordinate Voting Shares to be issued on October 1, 2020 and subsequently, having a value of $1,800,000, in aggregate, will be recognized as stock-based compensation over three years.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Matricis Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Matricis Acquisition, the fair value will then be revised. The Matricis Acquisition is being accounted for using the acquisition method of accounting.
For the three and nine months ended December 31, 2019, the Company incurred acquisition related costs of approximately $153,000. These costs have been recorded in the consolidated statement of operations in business acquisitions and integration costs.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATIONS AND DIVESTITURE (CONT’D)
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Matricis Informatique Inc.	$
Current assets
Cash	467
Accounts receivable and other receivables	584
Unbilled revenue	288
Prepaids	94
1,433
Non-current assets
Property and equipment	85
Tax credits receivable	1,059
Deferred tax assets	111
Intangibles	2,670
Goodwill	1,941
Total assets acquired	7,299

Current liabilities
Accounts payable and accrued liabilities	596
Deferred revenue	415
Current portion of long-term debt	544
1,555
Non-current liabilities
Deferred lease inducements	6
Deferred tax liabilities	849
Total liabilities assumed	2,410

Net assets acquired	4,889

The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce, into the Company’s existing business.
The following table summarizes the acquisition date fair value of each class of consideration:

Acquisition of Matricis Informatique Inc.	$
Cash paid	1,578
Issuance of 473,646 Subordinate Voting Shares (note 8)	1,800
Balance of purchase payable (note 7)	1,511
Total consideration	4,889

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATIONS AND DIVESTITURE (CONT’D)
Alithya Travercent LLC
On December 13, 2019, the Company acquired 100% of the issued and outstanding membership interest of Travercent LLC (the “Travercent Acquisition”), a leading US-based cloud-focused ERP consulting group specialized in the healthcare sector, and immediately thereafter changed its name to Alithya Travercent LLC (“Travercent”). Travercent's competencies include implementing Oracle's cloud ERP, HCM, EPM and BI applications. Travercent has also developed an IP-differentiated offering leveraging the company's proprietary cloud products, CAPSURETM, an Oracle cloud extension that optimizes material management processes, of healthcare providers, for supply chain management and point of use.

The Travercent Acquisition was completed for total consideration of $19,500,000 US ($25,802,849), consisting of $13,650,000 US ($18,061,994), in cash, payable in two equal instalments on December 13, 2019, subject to working capital and other adjustments as necessary, and December 13, 2022 and $5,850,000 US ($7,740,855), in aggregate, in share consideration payable by way of Subordinate Voting Shares, of which 1,274,510 were issued on December 13, 2019 (the "Closing Share Consideration") with a value of $2,925,000 US ($3,870,427) and a number of Subordinate Voting Shares on each of December 13, 2020, 2021 and 2022 equal to $975,000 US ($1,290,142) divided by the volume weighted average trading price of Subordinate Voting Shares on the TSX prior to each such issuance as determined in the purchase agreement. If such subsequent price of the Subordinate Voting Shares is lower than the price used for the Closing Share Consideration, the Company has the option of paying each such amount in cash. The Subordinate Voting Shares to be issued on December 13, 2020 and subsequently, having a value of $2,925,000 US ($3,870,427), in aggregate, will be recognized as stock-based compensation over three years.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Travercent Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Travercent Acquisition, the fair value will then be revised. The Travercent Acquisition is being accounted using the acquisition method of accounting.
For the three and nine months ended December 31, 2019, the Company incurred acquisition related costs of approximately $293,000. These costs have been recorded in the consolidated statement of operations in business acquisitions and integration costs.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATIONS AND DIVESTITURE (CONT’D)
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya Travercent LLC	$
Current assets
Cash	2,118
Accounts receivable and other receivables	1,391
Unbilled revenue	1,458
Prepaids	49
5,016
Non-current assets
Intangibles	15,720
Goodwill	3,374
Total assets acquired	24,110

Current liabilities
Accounts payable and accrued liabilities	1,511
Deferred revenue	2,301
3,812
Total liabilities assumed	3,812

Net assets acquired	20,298

The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce, into the Company’s existing business.
The following table summarizes the acquisition date fair value of each class of consideration transferred:

Acquisition of Alithya Travercent LLC	$
Cash paid	8,958
Issuance of 1,274,510 Subordinate Voting Shares (note 8)	3,870
Balance of purchase payable (note 7)	7,470
Total consideration	20,298

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATIONS AND DIVESTITURE (CONT’D)
Zero2Ten EMEA Limited
On October 2, 2019, Alithya Zero2Ten, Inc. an indirect wholly-owned subsidiary of the Company, sold 100% of the issued and outstanding shares of its wholly-owned subsidiary, Zero2Ten EMEA Limited (“Alithya UK”), for total cash consideration of GBP£800,000 (approximately $1,302,000), of which GBP£350,000 (approximately $570,000) was paid on October 2, 2019, and a balance of sale receivable of GBP£450,000 (approximately $732,000), is due on April 1, 2020 and is recorded in accounts receivable and other receivables.
The divestiture of Alithya UK resulted in a gain on disposal of subsidiary as follows:

Divestiture of Zero2Ten EMEA Limited	$
Consideration received in cash	565
Balance of sale receivable	728
Total consideration	1,293
Net assets divested	612
Gain on disposal of subsidiary	681

4. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	December 31, 2019
$
Beginning balance as at March 31, 2019	6,509
Addition	9,413
Termination	(381)
Depreciation	(1,622)
Lease inducement allowance	(5)
Exchange rate effect	(82)
Ending balance	13,832

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. LEASES (CONT'D)
Lease liabilities

As at	December 31, 2019
$
Beginning balance as at March 31, 2019	6,668
Addition	9,626
Termination	(381)
Lease payments	(1,629)
Lease interest	278
Exchange rate effect	(83)
Ending balance	14,479
Current portion	402
14,077

Contractual lease payments under the lease liabilities as at December 31, 2019 are as follows:

As at	December 31, 2019
$
Less than one year	972
One to five years	8,173
More than five years	8,322
Total undiscounted lease payments at period end	17,467

Amounts recognized in net loss

	For the three months ended December 31, 2019	For the nine months ended December 31, 2019
	$	$
Interest on lease liabilities	136	278
Expenses relating to short-term leases	65	105
Variable lease payments	603	1,429
	804	1,812

Total cash outflow for leases for the three and nine months ended December 31, 2019 was $1,176,000 and $3,163,000, respectively.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. INTANGIBLES

As at	December 31, 2019					March 31, 2019
	Customer relationships	Software	Trade-names	Non- compete agreements	Total	Customer relationships	Software	Trade-names	Non- compete agreements	Total
	$	$	$	$	$	$	$	$	$	$
Cost	55,824	1,355	12,603	316	70,098	28,348	1,256	—	—	29,604
Additions, purchased	—	47	—	—	47	425	1	—	—	426
Additions through business acquisitions	12,147	1,037	—	4,885	18,069	26,702	—	12,397	311	39,410
Additions, internally generated	—	—	—	—	—	—	98	—	—	98
Foreign currency translation adjustment	(646)	—	(359)	(7)	(1,012)	349	—	206	5	560
Subtotal	67,325	2,439	12,244	5,194	87,202	55,824	1,355	12,603	316	70,098
Accumulated amortization	21,837	644	—	66	22,547	14,203	252	—	—	14,455
Amortization	7,295	293	—	210	7,798	7,634	392	—	66	8,092
Subtotal	29,132	937	—	276	30,345	21,837	644	—	66	22,547
Net carrying amount	38,193	1,502	12,244	4,918	56,857	33,987	711	12,603	250	47,551

6. GOODWILL

As at	December 31, 2019
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance	20,060	9,794	1,836	12,296	35,648	79,634
Business acquisitions	1,941	—	—	3,374	—	5,315
Divestiture of subsidiary	—	—	—	—	(576)	(576)
Foreign currency translation adjustment	—	—	(10)	(418)	(1,007)	(1,435)
Net carrying amount	22,001	9,794	1,826	15,252	34,065	82,938

As at	March 31, 2019
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance	20,060	9,794	1,858	—	—	31,712
Business acquisition	—	—	—	12,095	35,066	47,161
Foreign currency translation adjustment	—	—	(22)	201	582	761
Net carrying amount	20,060	9,794	1,836	12,296	35,648	79,634

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	December 31,	March 31,
	2019	2019
	$	$
Senior secured revolving credit facility	33,510	24,949
Balance of purchase payable with a nominal value of $5,100,000, non-interest bearing (5.8% effective interest rate), $1,000,000 payable April 3, 2020, and $2,100,000 payable April 3, 2022	2,849	3,765
Balance of purchase payable with a nominal value of $1,800,000, non-interest bearing (5.8% effective interest rate), payable on October 1, 2022	1,533	—
Balance of purchase payable with a nominal value of $8,846,626 ($6,825,000 US), non-interest bearing (5.8% effective interest rate), payable on December 13, 2022	7,449	—
Unamortized transaction costs (net of accumulated amortization of $11,424 and $56,876)	(390)	(409)
	44,951	28,305
Current portion of long-term debt	1,000	1,000
	43,951	27,305

8. SHARE CAPITAL

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
As at March 31, 2019	48,496,492	183,346	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	—	305	—	—
Acquisition of Matricis Informatique Inc.	473,646	1,800	—	—
Acquisition of Alithya Travercent LLC	1,274,510	3,870	—	—
Exercise of stock options	30,151	116	—	—
Settlement of Deferred Share Units ("DSU")	5,514	23	—	—
As at December 31, 2019	50,280,313	189,460	7,168,984	3,515

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
During the nine months ended December 31, 2019, the following transactions occurred:
•As part of the business acquisition of Alithya Digital Technology Corporation, Class A shares of Old Alithya which were exchanged for Subordinate Voting Shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended December 31, 2019 was $244,000.
•As part of the business acquisition of Pro2p Services Conseils Inc., Class A shares of Old Alithya which were exchanged for Subordinate Voting Shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended December 31, 2019 was $61,000.
•30,151 stock options were exercised and 30,151 Subordinate Voting Shares were issued with an approximate value of $116,000, for cash consideration of $95,000, with $21,000 reclassified from contributed surplus.
•5,514 DSU were settled and 5,514 Subordinate Voting Shares were issued with an approximate value of $23,000, reclassified from contributed surplus.
Share purchase plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized in share-based compensation.
Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, DSU, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.
Stock options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options are to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of issued and outstanding Subordinate Voting Shares and Class B multiple voting share (the ''Multiple Voting Shares'').
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
The following table presents information concerning the number of stock options granted by the Company:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at March 31, 2019	2,623,542	3.80
Granted	970,500	3.59
Forfeited	(101,295)	4.71
Expired	(178,770)	3.14
Exercised	(30,151)	3.10
Ending balance as at December 31, 2019	3,283,826	3.75
Exercisable at period end	1,612,326	3.47

Included in the 1,612,326 of stock options exercisable as at December 31, 2019, 863,160 stock options are available to purchase Multiple Voting Shares.
On June 21, 2019, Alithya issued 435,000 and 190,500 stock options, to purchase a total of 625,500 Subordinate Voting Shares, subject to terms set out in the grant letters at an exercise price of $3.64 and $2.76 US, respectively.
On August 16, 2019, Alithya issued 85,000 and 95,000 stock options, to purchase a total of 180,000 Subordinate Voting Shares, subject to terms set out in the grant letters at a weighted average exercise price of $3.65 and $2.78 US, respectively.
On December 18, 2019, Alithya issued 165,000 stock options, to purchase a total of 165,000 Subordinate Voting Shares subject to terms set out in the grant letters at an exercise price of $2.64 US.

The weighted average exercise share price per share of the stock options exercised was $3.10.
DSU
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than the date that is six months after the termination date for eligible US participants.
On September 30, 2019 and December 31, 2019, 20,937 and 22,299 fully vested DSU, respectively, in aggregate, were granted to non-employee directors of the Company subject to terms set out in the award agreement at a fair value of $3.97 and $3.66, respectively, per DSU, for an aggregate fair value of $83,120 and $81,614, respectively. The amounts have been recorded in share-based compensation expense.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    20

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
Share-Based Compensation
The number of Alithya stock options granted to employees during the nine months ended December 31, 2019 and 2018, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	December 31,	December 31,
	2019	2018
Compensation expense related to the options granted	238	59
Number of stock options granted	970,500	660,000
Weighted average fair value of options granted	$1.11	$1.54
Aggregate fair value of options granted	1,077	1,018
Weighted average assumptions
Share price	$3.58	$4.50
Exercise price	$3.58	$4.50
Risk-free interest rate	2.42%	2.42%
Expected volatility*	30%	30%
Dividend yield	—	—
Expected option life (years)	5.4	6.1
Vesting conditions – time (years)	2.7	3.3

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
9. RELATED PARTIES
Operating transactions with shareholders
In the normal course of operations, the Company concluded the following transactions with shareholders exercising significant influence. The transactions have been recorded at the exchange amount, which represents the contractual amount of consideration established and accepted by the related parties.

	For the three months ended December 31,		For the nine months ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Consulting fee revenue*	6,048	10,388	18,994	32,198

* One of the shareholders exercising significant influence has committed to minimum amounts of revenue and EBITDA over a four-year period ending in July 2020, which may be extended to July 2021 under certain conditions. Should the minimum contracted amounts not be met, the shareholder in question and another one of the shareholders will jointly reimburse Alithya an amount up to $4 million.

As at	December 31,	March 31,
	2019	2019
	$	$
Trade accounts receivable	7,343	9,653

Other expenses concluded with shareholders exercising significant influence included employee benefits and communications expenses. However, these amounts were not significant.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    21

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. EARNINGS PER SHARE

	For the three months ended December 31,		For the nine months ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Net loss	(1,815)	(5,426)	(5,692)	(9,745)
Allocation of loss net of dividends to shareholders of preferred shares	—	80	—	348
Net loss to shareholders of common shares	(1,815)	(5,346)	(5,692)	(9,397)

Weighted average number of common shares outstanding	56,414,324	44,126,392	55,919,574	29,745,656
Basic and diluted loss per share	(0.03)	(0.12)	(0.10)	(0.32)

The stock options mentioned in Note 8 were not included in the calculation of diluted earnings per share since the Company suffered losses and the inclusion of these stock options would have an antidilutive effect.
11. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended December 31,		For the nine months ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Employee compensation costs	45,758	37,946	141,249	79,651
Tax credits	(1,448)	(857)	(3,519)	(2,511)
Selling expenses	9,891	7,023	30,222	12,748
General and administrative expenses	7,854	9,424	25,026	19,714
Depreciation of property and equipment	305	238	852	656
Depreciation of right-of-use assets	573	—	1,622	—

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    22

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. FINANCIAL EXPENSES
The following table summarizes financial expenses:

	For the three months ended December 31,		For the nine months ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Interest on long-term debt	258	80	880	562
Interest and financing charges	95	301	245	750
Interest on lease liabilities	135	—	278	—
Amortization of finance costs	55	103	183	133
Interest accretion on balances of purchase payable	71	58	127	174
Interest income	(6)	—	(34)	—
	608	542	1,679	1,619

13. SUPPLEMENTARY CASH FLOW INFORMATION
Net change in non-cash working capital items is as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Accounts receivable and other receivables	4,587	1,959	11,526	1,497
Income taxes receivable	(149)	620	(591)	919
Unbilled revenue	1,469	(1,667)	(68)	1,391
Tax credits receivable	(1,290)	(905)	366	515
Prepaids	(90)	(935)	76	(883)
Accounts payable and accrued liabilities	994	(6,284)	(4,723)	(11,030)
Deferred revenue	1,111	708	1,564	30
	6,632	(6,504)	8,150	(7,561)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    23

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has examined its activities and has determined that, based on information received on a regular basis by the decision-makers, it has a single reportable segment.
Revenues by geographic location
The following table presents total external revenues by geographic location:

	For the three months ended December 31,				For the nine months ended December 31,
	2019		2018		2019		2018
	$	%	$	%	$	%	$	%
Canada	36,732	55.4	37,730	64.8	109,638	53.3	110,543	80.8
USA	26,420	39.9	16,853	29.0	86,657	42.1	16,853	12.3
Europe	3,093	4.7	3,585	6.2	9,531	4.6	9,439	6.9
	66,245	100.0	58,168	100.0	205,826	100.0	136,835	100.0

Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	December 31,		March 31,
	2019		2019
	$	%	$	%
Canada	54,566	34.5	40,451	31.2
USA	100,097	63.3	86,454	66.8
Europe	3,477	2.2	2,619	2.0
	158,140	100.0	129,524	100.0

An analysis of the Group’s revenue from customers for each major service category is as follows:

	For the three months ended December 31,				For the nine months ended December 31,
	2019		2018		2019		2018
	$	%	$	%	$	%	$	%
System integration and consulting services	64,194	96.9	56,524	97.1	199,337	96.9	133,973	97.9
Payrolling services	370	0.6	320	0.6	1,041	0.5	1,044	0.8
Software revenue	1,681	2.5	1,324	2.3	5,448	2.6	1,818	1.3
	66,245	100.0	58,168	100.0	205,826	100.0	136,835	100.0

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    24

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. SUBSEQUENT EVENT
On February 1, 2020, the Company acquired 100% of the issued and outstanding shares of Groupe Askida Inc. and Services Conseils Askida Inc., a group with expertise in software quality assurance, as well as in development and modernization of custom applications, in consideration for cash and Subordinate Voting Shares. The acquisition was completed for total consideration of $16,000,000, subject to working capital adjustments and other adjustments as necessary, consisting of $11,655,000 in cash, payable in two instalments, namely $8,396,250 on February 1, 2020 and $3,258,750 on February 1, 2022, and $4,345,000 in share consideration payable by way of the issuance of 1,200,765 Subordinate Voting Shares, of which 600,384 were issued on February 1, 2020 and the balance will be issued in two issuances on February 1, 2021 and 2022.
Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2019 and 2018    25